NEWS RELEASE 15402.9
Contact: Chuck Provini
(585) 286-9180
Info@natcoresolar.com

Institutional Investor Commits $10MM in Available Capital to Natcore Technology

Rochester, NY — (August 6, 2015) —Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF; DAX: 8NT) is entering into an investment agreement in the amount of US$10 million with Dutchess Opportunity Fund II.

During the 36-month term of the agreement, Dutchess will be required, at the option of Natcore, to purchase up to $10 million of Natcore common stock. Natcore will control the timing and amount of any share sales to Dutchess and a minimum price of the common stock to be issued.

The agreement is subject to receipt of all required regulatory approvals, including from the TSX Venture Exchange.

Under the agreement, Dutchess is required to purchase Natcore shares at a discount of 5% from the market price of the shares on the OTCQB at the time of each transaction. No commissions or compensation is to be paid by Natcore as a result of signing the Agreement.

“Using an equity line facility is a strategic way for Natcore to limit unnecessary dilution typically associated with larger equity offerings,” says Chuck Provini, Natcore president and CEO. “The amount of capital we can bring in with each specific draw is directly tied to our market situation. If our stock has a significant rise, we would have immediate access to capital. We can take advantage of the upward momentum in our share price.”

“Furthermore, we’re able to have some degree of control over the trading price. When we place a put (a request to Dutchess to purchase shares at the market price), we can set the floor price, so the shares never have to sell below the threshold that we determine.” The minimum price specified by Natcore may not be lower than the maximum permitted discount under the private placement rules of the TSX Venture Exchange.

The maximum amount that can be raised in any single issuance will be the greater of (i) US$200,000 or (ii) 200% of the product of the average daily volume of Natcore’s shares on the OTCQB for the three trading days immediately preceding the date of the draw notice and the average closing price of the shares on the OTCQB over the same period.

A copy of the Agreement will be filed electronically at www.sedar.com.

Dutchess Capital is an investment manager that provides financing for public companies. Founded in 2000, Dutchess has been a global leader in Equity Line Facilities and has transacted $2 billion in such financings worldwide.

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Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.